Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (G131)

Offering Period: April 4, 2018 – April 12, 2018

CS Notes due April 18, 2023

Linked to the Performance of the Swiss Market Index

Product Terms

•	If the Final Level is greater than the Initial Level, you will participate in the leveraged appreciation, if any, of the Underlying.
•	If the Final Level is equal to or less than the Initial Level, you will receive the principal amount of the securities you hold at maturity.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be April 13, 2018
Settlement Date:	Expected to be April 18, 2018
Underlying:	The Swiss Market Index
Upside Participation Rate**:	Expected to be between 180% and 190%.
Redemption Amount:	$1,000 x (1 + Underlying Return).
Underlying Return:	If (a) the Final Level is greater than the Initial Level, then the Upside Participation Rate x [(Final Level – Initial Level)/Initial Level]; or (b) the Final Level is equal to or less than the Initial Level, zero.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:	April 13, 2023
Maturity Date:	April 18, 2023
CUSIP:	22550WNS2
Fees:	Certain fiduciary accounts may pay a purchase price of at least $967.50 per $1,000 principal amount of securities, and Credit Suisse Securities (USA) LLC and any agent (the “Agents”) will forgo any fees with respect to such sales. The Agents may receive varying discounts and commissions of up to $32.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.
* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. ** To be determined on the Trade Date.

Certain Product Characteristics

•	Leveraged and uncapped participation in the appreciation, if any, of the Underlying.
•	Upside Participation Rate expected to be between 180% and 190%**
•	Return of principal amount of the securities you hold, if the Final Level is less than or equal to the Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return(1)	Redemption Amount per $1,000 principal amount(1)(2)

50%	90%	$1,900
40%	72%	$1,720
30%	54%	$1,540
20%	36%	$1,360
10%	18%	$1,180

0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000
−60%	0%	$1,000
(1)	Assumes an Upside Participation Rate of 180%** (the bottom of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The return on the securities is affected by the Final Level of the Underlying.

 (See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: April 4, 2018 – April 12, 2018

CS Notes due April 18, 2023

Linked to the Performance of the Swiss Market Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 4, 2018, Underlying Supplement dated June 30, 2017, Product Supplement No. I–G dated October 4, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318004452/dp89294_424b2-g131.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.